UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MERIDIAN GOLD INC.

(Name of Subject Company)

MERIDIAN GOLD INC.

(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Christopher W. Morgan, Esq.	John Sabine, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Fraser Milner Casgrain LLP
222 Bay Street	1 First Canadian Place, 39th Floor
Suite 1750, P.O. Box 258	100 King Street West
Toronto, Ontario M5K 1J5	Toronto, Ontario M5X 1B2
(416) 777-4700	(416) 863-4511

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MERIDIAN GOLD RESPONDS TO ANNOUNCEMENT BY YAMANA

RENO, Nev.—(BUSINESS WIRE)—June 28, 2007—Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) notes the announcement by Yamana Gold Inc. (“Yamana”) that it intends to make an offer to acquire 100% of the outstanding shares of Meridian Gold. No formal offer has yet been commenced. In the same announcement, Yamana also indicated that it has entered into a business combination agreement with Northern Orion Resources Inc. which is conditional upon the acquisition of 66 2/3% of the shares of Meridian Gold by Yamana.

The Board of Directors of Meridian Gold will consider this announcement as well as any formal offer actually made. Until the Company completes its review, it will not comment further or speculate as to any future course of action it might take.

Goldman, Sachs & Co. and BMO Capital Markets are acting as financial advisors to the Company. Canadian legal counsel to the Company is Fraser Milner Casgrain LLP.

About Meridian Gold

A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian strives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.

For further information, please contact:

Investor Relations:
Meridian Gold Inc.
Peter Dougherty, Vice President, Finance and Chief Financial Officer
Phone: 775-850-3765
pete.dougherty@meridiangold.com

Media Relations:
Sard Verbinnen & Co.
Dan Gagnier: 212-687-8080
Paul Kranhold: 415-618-8750

CAUTIONARY STATEMENT

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.

The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

The proposed offer by Yamana to acquire 100% of the outstanding shares of Meridian Gold has not yet been commenced. In response to the offer by Yamana, if and when commenced, Meridian Gold will file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders of Meridian Gold are advised to read this document if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Meridian Gold in connection with the offer by Yamana, if and when it is commenced, free of charge at the SEC’s website at www.sec.gov or from Meridian Gold.